MCTC Holdings, Inc.

520 South Grand Avenue, #320

Los Angeles, CA 90071

September 6, 2019

Via Edgar

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Application for Withdrawal of Registration Statement filed on Form S-1/A filed by MCTC Holdings, Inc. on September 4, 2019
SEC File No. 333-146404

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), MCTC Holdings, Inc., a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-1/A, which was filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2019 under File Number 333-146404 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company’s registration statement on Form S-1/A was inadvertently filed using the wrong file number (333-146404). Following the withdrawal, the Company intends to file an amendment to its Form S-1 registration statement using the correct file number (333-233462).

Should you have any questions regarding the Registration Statement, please feel free to contact our legal counsel Tad Mailander at (619) 239-9034.

Kind regards,

/s/ Arman Tabatabaei
Principal Executive Officer

cc:	Tad Mailander, Esq.